# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navigator Holdings Ltd., CIK 0001581804
CUSIP: Y62132108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 Bressenden Place, London, United Kingdom (X0), SW1E 5DH
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0001649312
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd. Mapletree Business, City, #18-01 10 Pasir Panjang Road, Singapore, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Group Ltd (CIK 0001649312): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 5,447,578; shared voting power 0; sole dispositive power 5,447,578; shared dispositive power 0; aggregate amount beneficially owned 5,447,578 (8.8% of the class)
  Comment: 1. This percentage is based on a total of 61,699,971 outstanding shares of common stock of Navigator Holdings Ltd., which amount was disclosed in Navigator Holdings Ltd.'s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 6, 2026 (the "Form 6-K").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Navigator Holdings Ltd.
Address of issuer's principal executive offices: 10 Bressenden Place, London, United Kingdom (X0), SW1E 5DH
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed by BW Group Limited ("BWG"), with respect to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Navigator Holdings Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at c/o NGT Services (UK) Ltd, 10 Bressenden Place, London, SW1E 5DH, United Kingdom. This Amendment No. 5 amends and supplements the statement on the Schedule 13D originally filed by BWG with the Securities and Exchange Commission (the "SEC") on December 28, 2020 (the "Original Schedule 13D"), and amended by Amendment No. 1, filed with the SEC on August 18, 2021, Amendment No. 2, filed with the SEC on June 13, 2024, Amendment No. 3, filed with the SEC on March 13, 2026 and Amendment No. 4, filed with the SEC on June 25, 2026 (collectively with the Original Schedule 13D and this Amendment No. 5, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. Except as otherwise stated in this Amendment No. 5, the Original Schedule 13D, as amended, remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and supplemented as follows: As of July 22, 2026, BWG may be deemed to beneficially own 5,447,578 Common Shares, representing approximately 8.83% of the outstanding Common Shares. The foregoing beneficial ownership percentage is based on a total of 61,699,971 Common Shares outstanding as disclosed in the Issuer's Form 6-K.
Number of shares as to which each person has sole or shared power to vote or dispose: BWG has sole voting power and sole dispositive power over 5,447,578 Common Shares, representing approximately 8.83% of the outstanding Common Shares. The foregoing percentage is based on a total of 61,699,971 Common Shares outstanding as disclosed in the Issuer's Form 6-K.
Transactions in the class effected during the past sixty days:
The below chart reflects the transactions in Common Shares effected by BWG during the past 60 days. All of the Common Shares were sold in open market transactions through a broker.

Trade date No. of Shares Sold Average Price(1) Transaction Price Range

22-May-26 (110,750) $23.07 $23.00 to $23.30
26-May-26 (106,000) $23.21 $23.0352 to $23.5703
27-May-26 (603) $23.03 $23.00 to $23.065
11-Jun-26 (2,233) $23.00 $23.00 to $23.03
22-Jun-26 (105,000) $21.92 $21.56 to $22.23
24-Jun-26 (105,000) $21.83 $21.46 to $22.31
25-Jun-26 (41,433) $21.11 $21.00 to $21.79
13-Jul-26 (100,000) $20.62 $20.46 to $20.83
14-Jul-26 (100,000) $20.86 $20.64 to $21.15
15-Jul-26 (100,000) $21.10 $20.78 to $21.33
16-Jul-26 (100,000) $21.39 $21.115 to $21.555
17-Jul-26 (100,000) $20.61 $20.375 to $21.02
20-Jul-26 (100,000) $21.14 $20.98 to $21.43

(1) Reflects the weighted average sale price per Common Share sold in multiple transactions. BWG undertakes to provide the SEC staff, upon request, all information regarding the number of shares sold at each separate price within the ranges set forth above.

## Signatures
- BW Group Ltd: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell (07/22/2026)